August 10, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn: Jeffrey P. Riedler, Division of Corporate Finance

RE:	Bio Blast Pharma Ltd.
Registration Statement on Form F-3
Filed on August 3, 2015
File No. 333-206032

Ladies and Gentlemen:

Bio Blast Pharma Ltd. (“BioBlast”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August 12, 2015, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

BioBlast acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve BioBlast from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

•	BioBlast may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 10, 2015

BioBlast understands that the Commission will consider this request for acceleration of the effective date of this above-referenced registration statement as a confirmation of the fact that BioBlast is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the referenced above registration statement.

Very truly yours,

/s/ Colin Foster

Colin Foster
Chief Executive Officer and President

Cc: Shy S. Baranov, Esq.